SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

        (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                    AND RULE 13E-3 (SS. 240.13E-3) THEREUNDER)
                                (Amendment No. 4)

                              Market America, Inc.

                              (NAME OF THE ISSUER)

                              Market America, Inc.
                             Miracle Marketing Inc.
                             MA Acquisition Sub Inc.
                                James H. Ridinger
                                Loren A. Ridinger
                               Martin L. Weissman
                                Dennis J. Franks
                                   Marc Ashley
                                Joseph V. Bolyard
                                 Andrew Weissman

                       (NAMES OF PERSONS FILING STATEMENT)


       Common Stock, $.00001 par value per share, CUSIP Number 570556 10 0

                 (TITLE AND CUSIP NUMBER OF CLASS OF SECURITIES)

                                James H. Ridinger
    President, Chief Executive Officer and Chairman of the Board of Directors
                              Market America, Inc.
                            1302 Pleasant Ridge Road
                        Greensboro, North Carolina 27409
                                 (336) 605-0040

                                   Copies to:

                                  Gregory Katz
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019
                                 (212) 603-2000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
              COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                            ------------------------

This statement is filed in connection with (check the appropriate box):


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


a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss. 240.14a-1 through 240.14b-1),
       Regulation 14C (ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c)
       (ss. 240.13E-3(c)) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

         Transaction Valuation*                   Amount of Filing Fee
         ----------------------                   --------------------
             $29,666,800.00                            $2,729.35


* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and by ss.ss.240.0-11(a) and 11(c) thereunder, the transaction value was calculated, solely for the purpose of calculating the filing fee, on the cash merger consideration of $8.00 per share of Common Stock. The amount of the filing fee was calculated at a rate of $92 for each $1,000,000 of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Form or Registration No.: Schedule 14A

     Filing Party: Market America, Inc.

     Date Filed: March 27, 2002


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                                  INTRODUCTION

     This Amendment No. 4 (the "Final Amendment") is the final amendment to and supplements the Rule 13e-3 Transaction Statement (as amended hereby and by Amendments No. 1 through 3 thereto, the "Transaction Statement") jointly filed by Market America, Inc., a North Carolina corporation ("Market America"), Miracle Marketing Inc., a Delaware corporation (the "Miracle Marketing"), MA Acquisition Sub Inc., a North Carolina corporation and wholly-owned subsidiary of Marketing ("Sub"), James H. Ridinger, Loren A. Ridinger, Martin L. Weissman, Dennis J. Franks, Marc Ashley, Joseph V. Bolyard and Andrew Weissman (collectively, the "Offering Group"). The Transaction Statement relates to the Agreement and Plan of Merger dated as of March 27, 2002 (the "Merger Agreement"), by and among Marketing, Sub, and Market America, pursuant to which, at the Effective Time (as defined below) (i) Sub would be merged with and into Market America (the "Merger") and (ii) each outstanding share of Common Stock of Market America (other than shares owned by Marketing and shares as to which appraisal rights are properly perfected and not withdrawn) would be converted into the right to receive $8.00 in cash, without interest.

     This Final Amendment is filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the consummation on July 23, 2002 of the Merger. On July 22, 2002, both the majority of all of the outstanding shares of Market America as of June 4, 2002 and the majority of the outstanding shares of Market America as of June 4, 2002 not owned by the Offering Group approved the Merger. The "Effective Time" of the Merger was the date and time of the filing of the Articles of Merger with the Secretary of State of the State of North Carolina, which occurred on July 23, 2002. At the Effective Time, each share of Market America's Common Stock outstanding immediately prior to the Effective Time, other than shares of Common Stock owned immediately prior to the Effective Time by Marketing (and shares as to which appraisal rights were perfected and not withdrawn), was converted into the right to receive $8.00 in cash, without interest, and each share of the Common Stock owned by Marketing was converted into one share of the common stock of the surviving corporation. As a result of the Merger, Market America became a wholly-owned subsidiary of Marketing, and James H. Ridinger, Loren A. Ridinger, Martin L. Weissman, Dennis J. Franks, Marc Ashley, Joseph V. Bolyard and Andrew Weissman (who collectively owned 100% of the Common Stock of Marketing immediately prior to the Effective Time of the Merger) will continue to participate in the equity of Market America, as set forth in the definitive proxy statement on Schedule 14A filed by Market America with the Securities and Exchange Commission on June 24, 2002 (the "Proxy Statement"). As of the Effective Time, Sub ceased to exist.

     On July 23, 2002, Market America filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to terminate the registration of the Market America Common Stock under Section 12(g) of the Exchange Act, in accordance with Rule 12g-4. As of such date, Market America's duty under Section 15(d) of the Exchange Act to file information, documents and reports under Section 13 of the Exchange Act with respect to its Common Stock was suspended in accordance with Rule 12h-3 under the Exchange Act. In addition, Market America has instructed the OTC Bulletin Board to cease listing quotations for Market America's Common Stock as of opening of business on July 23, 2002.

     The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment No. 4 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

Item 16.      Item 1016(a)    (1)   Definitive Proxy Statement, incorporated
Exhibits.                           herein by reference to the Proxy Statement.

                              (2) Form of Proxy Card filed with the SEC along with the Proxy Statement, incorporated by reference to Proxy Statement.

                              (3) Message sent via Market America voice mail system to Market America shareholders as of June 4, 2002 who were also Market America distributors, incorporated by reference to the definitive additional proxy soliciting materials on Schedule 14A filed with the SEC on July 16, 2002.


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                              (4)   Letter sent to Market America shareholders
                                    as of June 4, 2002 who were also Market
                                    America distributors, incorporated by
                                    reference to the definitive additional proxy soliciting materials on Schedule 14A filed with the SEC on July 9, 2002.

                              (5) Letter sent to Market America shareholders with shares in street name as of June 4, 2002, incorporated by reference to the definitive additional proxy soliciting materials on Schedule 14A filed with the SEC on July 2, 2002.

                              (6) Press Release of Market America, dated June 24, 2002, incorporated by reference to
                                    Exhibit 99.1 filed with Market America's
                                    Current Report on Form 8-K filed with the SEC on June 24, 2002.

                              (7) Press Release of Market America, dated March 28, 2002, incorporated by reference to
                                    Exhibit 99.1 filed with Market America's
                                    Current Report on Form 8-K filed with the SEC on March 29, 2002.

                              (8)   Press Release of Market America, dated
                                    January 11, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on January 14, 2002.

                              (9)   Press Release of Market America, dated
                                    October 17, 2001, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

                              (10) Offer Letter dated October 17, 2001 from James H. Ridinger to Market America, incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

                              (11) Offering Group Stockholders Agreement, dated March 15, 2002, incorporated by reference to Exhibit B filed with Amendment No. 1 to the
                                    Schedule 13D of James H. Ridinger filed with the SEC on March 25, 2002.

              Item 1016(b)    (1)   First Union National Bank Commercial Loan
                                    Commitment Letter, dated as of November 26,
                                    2001.**

                              (2) Wachovia Bank Commercial Loan Commitment Letter, dated June 3, 2002.****

              Item 1016(c)    (1)   Burnham Securities, Inc. Confidential
                                    Valuation prepared exclusively for the Board of Directors of Market America, Inc., dated
                                    June 18, 2001.**

                              (2)   Allison Steinberg analysis, prepared
                                    exclusively for Board of Directors of Market
                                    America, Inc., undated.**

                              (3)   Updated analysis, prepared by Allison
                                    Steinberg exclusively for Board of Directors of Market America, Inc., April, 2002.***

              Item 1016(d)    (1)   Agreement and Plan of Merger, dated as of
                                    March 27, 2002, by and among Miracle Market
                                    Inc., MA Acquisition Sub Inc. and Market
                                    America, Inc., attached as Annex A to the


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                                    Proxy Statement, incorporated by reference
                                    to Proxy Statement.

                              (2) Market America, Inc. Employment Agreement, dated March 15, 2002 (Marc Ashley), incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                              (3) Market America, Inc. Employment Agreement, dated March 15, 2002 (Joseph V. Bolyard), incorporated by reference to Exhibit 99.3 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                              (4) Market America, Inc. Employment Agreement, dated March 15, 2002 (Dennis J. Franks), incorporated by reference to Exhibit 99.4 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                              (5) Market America, Inc. Employment Agreement, dated March 15, 2002 (Andrew Weissman), incorporated by reference to Exhibit 99.5 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                              (6) Market America, Inc. Employment Agreement, dated March 15, 2002 (Martin L. Weissman), incorporated by reference to Exhibit 99.6 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                              (7) Market America, Inc. Employment Agreement, dated March 15, 2002 (Loren A. Ridinger).****

              Item 1016(f)    (1)   Article 13 of the North Carolina Business
                                    Corporation Act, attached as Annex B to the Proxy Statement, incorporated by reference to Proxy Statement.

              Item 1016(g)    Not applicable.

**  Previously filed with Schedule 13E-3, dated March 28, 2002.
***  Previously filed with Amendment No. 1 to Schedule 13E-3, dated May 22,
     2002.
****  Previously filed with Amendment No. 2 to Schedule 13E-3, dated June 24,
      2002.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 23, 2002

                                         MARKET AMERICA, INC.


                                         By:   /s/ James H. Ridinger
                                            -------------------------------
                                            Name:  James H. Ridinger
                                            Title: President


                                         MIRACLE MARKETING INC.


                                         By:   /s/ James H. Ridinger
                                            -------------------------------
                                            Name:  James H. Ridinger
                                            Title: Director


                                               /s/ James H. Ridinger
                                            -------------------------------
                                                   James H. Ridinger

                                         Loren Ashley Ridinger
                                         Martin L. Weissman
                                         Dennis J. Franks
                                         Marc Ashley
                                         Joseph V. Bolyard
                                         Andrew Weissman

                                         By:   /s/ James H. Ridinger
                                            -------------------------------
                                                   James H. Ridinger,
                                                   Attorney-in-Fact


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                                  EXHIBIT INDEX

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------

(a)(1)         Definitive Proxy Statement, incorporated by reference to Proxy
               Statement.

(a)(2) Form of Proxy Card filed with the SEC along with the Proxy Statement, incorporated by reference to Proxy Statement.

(a)(3) Message sent via Market America voice mail system to Market America shareholders as of June 4, 2002 who were also Market America distributors, incorporated by reference to the definitive additional proxy soliciting materials on Schedule 14A filed with the SEC on July 16, 2002.

(a)(4) Letter sent to Market America shareholders as of June 4, 2002 who were also Market America distributors, incorporated by reference to the definitive additional proxy soliciting materials on
               Schedule 14A filed with the SEC on July 9, 2002.

(a)(5) Letter sent to Market America shareholders with shares in street name as of June 4, 2002, incorporated by reference to the definitive additional proxy soliciting materials on Schedule 14A filed with the SEC on July 2, 2002.

(a)(6) Press Release of Market America, dated June 24, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on June 24, 2002.

(a)(7) Press Release of Market America, dated March 28, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(a)(8) Press Release of Market America, dated January 11, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on January 14, 2002.

(a)(9) Press Release of Market America, dated October 17, 2001, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

(a)(10) Offer Letter dated October 17, 2001 from James H. Ridinger to Market America, incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

(a)(11) Offering Group Stockholders Agreement, dated March 15, 2002, incorporated by reference to Exhibit B filed with Amendment No. 1 to the Schedule 13D of James H. Ridinger filed with the SEC on March 25, 2002.

(b)(1) First Union National Bank Commercial Loan Commitment Letter, dated as of November 26, 2001.**

(b)(2)         Wachovia Bank Commercial Loan Commitment Letter, dated June 3,
               2002.

(c)(1) Burnham Securities, Inc. Confidential Valuation prepared exclusively for the Board of Directors of Market America, Inc., dated June 18, 2001.**


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(c)(2)         Allison Steinberg analysis, prepared exclusively for Board of
               Directors of Market America, Inc., undated.**

(c)(3) Updated analysis, prepared by Allison Steinberg exclusively for Board of Directors of Market America, Inc., April, 2002.***

(d)(1) Agreement and Plan of Merger, dated as of March 27, 2002, by and among Miracle Market Inc., MA Acquisition Sub Inc. and Market America, Inc., attached as Annex A to the Proxy Statement, incorporated by reference to Proxy Statement.

(d)(2) Market America, Inc. Employment Agreement, dated March 15, 2002 (Marc Ashley), incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(3) Market America, Inc. Employment Agreement, dated March 15, 2002 (Joseph V. Bolyard), incorporated by reference to Exhibit 99.3 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(4) Market America, Inc. Employment Agreement, dated March 15, 2002 (Dennis J. Franks), incorporated by reference to Exhibit 99.4 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(5) Market America, Inc. Employment Agreement, dated March 15, 2002 (Andrew Weissman), incorporated by reference to Exhibit 99.5 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(6) Market America, Inc. Employment Agreement, dated March 15, 2002 (Martin L. Weissman), incorporated by reference to Exhibit 99.6 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(7) Market America, Inc. Employment Agreement, dated March 15, 2002 (Loren A. Ridinger).

(f) Article 13 of the North Carolina Business Corporation Act, attached as Annex B to the Proxy Statement, incorporated by reference to Proxy Statement.

(g)            Not applicable.


**  Previously filed with Schedule 13E-3, dated March 28, 2002.
***  Previously filed with Amendment No. 1 to Schedule 13E-3, dated May 22,
     2002.
****  Previously filed with Amendment No. 2 to Schedule 13E-3, dated June 24,
      2002.


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